

Annual Audit Report

December 31, 2025

Filed Pursuant to Rule 17-A-5(e)(3) as a Public Document

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SEC FILE NUMBER
8-71191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BaseRock Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1600 Wynkoop Street, Suite 200
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Steinegger	(720) 853-4235	jsteinegger@baserockpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	CA	94596
(Address)	(City)	(State)	(Zip Code)

February 24, 2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Steinegger_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BaseRock Capital, LLC_____, as of December 31_____, 2025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BaseRock Capital, LLC
Table of Contents

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
BaseRock Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BaseRock Capital, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as the Company's auditor since 2024.
Walnut Creek, California
March 24, 2026

BaseRock Capital, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	2,314,595
Accounts receivable		25,000
Prepaids		3,049
Total assets	$	2,342,644

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	1,233
Deferred revenue		25,000
Total liabilities		26,233
Member's equity		2,316,411
Total liabilities and member's equity	$	2,342,644

BaseRock Capital, LLC
Notes to the Financial Statement
December 31, 2025

Note 1: Organization

BaseRock Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"), with its principal place of business located in Denver, Colorado. The Company was approved by the SEC and became a member of FINRA on June 17, 2024. The Company is a wholly-owned subsidiary of BaseRock Partners, LLC (the "Member"). The Company provides merger and acquisition ("M&A") services. Services may consist of advisory work in connection with M&A transactions, sales, divestitures, and advisory recapitalizations. The Company may also provide valuation services on a standalone basis or in combination with other M&A services.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The Company follows Generally Accepted Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board ("FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of Estimates in Preparation of Financial Statement

The preparation of the accompanying financial statement in conformity with GAAP requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, and expenses. Actual results may differ from these estimates and are subject to change in the near term.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Segment Information

The Company is engaged in a single line of business as an M&A broker-dealer which is comprised of investment banking services described below. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income/loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in these policies.

BaseRock Capital, LLC
Notes to the Financial Statement
December 31, 2025

Revenue Recognition

Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue was $65,000 and $25,000 at January 1, 2025 and December 31, 2025, respectively.

Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $0 and $25,000 as of January 1, 2025 and December 31, 2025, respectively.

Cash and Cash Equivalents

Cash equivalents are defined as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. There were no cash equivalents at December 31, 2025.

The Company maintains its cash in a bank deposit account at a financial institution that is insured by the Federal Deposit Insurance Corporation, subject to federal insured limits. The Company is at risk to the extent it maintains balances with such institutions in excess of Federal Deposit Insurance Corporation coverage. However, the Company does not believe it is exposed to any significant credit risk.

Income Taxes

The Company operates as a single member limited liability company and is considered a disregarded entity for United States income tax reporting purposes. Consequently, all income or loss is included on the tax return of the Member. Therefore, no provision or liability for federal income taxes has been included in the financial statement. There are no uncertain tax positions, and the Company is subject to examination by taxing authorities.

Computation of Customer Reserves

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve obligations under SEA Rule 15c3-3(e) because its business is limited to activities involving M&A advice and other financial advisory services.

Subsequent Events

The Company has evaluated subsequent events through March 24, 2026, the date the financial statement was issued. There were no subsequent events to disclose.

Note 3: Related-Party Transactions

The Company has an expense sharing agreement with the Member in which the Member agrees to provide any and all management and back office services required by the Company, and the Company is not obligated to reimburse the Member. These services include rent, utilities, computers, software, accounting, insurance, and salary expenses.

The Company's financial condition could differ significantly from those that would have been obtained if the entities were autonomous.

Note 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule ("Rule 15c3-1") which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. As of December 31, 2025, the Company's net capital was $2,288,362 which exceeded the requirement by $2,283,362.